UNITED STATES SECURITIES
                             AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                   FORM 12b-25

                                                Commission File Number 000-50771

                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K        [ ] Form 20-F         [ ]   Form 11-K     [X] Form 10-Q
[ ] Form 10-D        [ ] Form N-SAR        [ ] Form N-CSR

         For Period Ended:  June 30, 2005
                           -----------------------------------------------------

[ ]   Transition Report on Form 10-K      [ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F      [ ]   Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

         For Transition Period Ended:
                                      ------------------------------------------

Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGRISTRANT INFORMATION

        Name of registrant:
                            BG Financial Group, Inc.
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        Former name if applicable:
                            N/A
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        Address of principal executive office (street and number):

                            3095 East Andrew Johnson Highway
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         City, state and zip code:
                            Greeneville, TN  37745
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                                     PART II
                             Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

------    ----------------------------------------------------------------------
[X}  (a)  The  reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
------    ----------------------------------------------------------------------
[X]  (b)  The subject annual report,  semi-annual  report,  transition report on
          Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
-----     ----------------------------------------------------------------------
[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.
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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (attach extra sheets if needed.)

The Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 could not be filed within the prescribed time period because the Registrant could not complete the preparation of the required information without unreasonable effort and expense. The Registrant's executive staff consists of two full-time employees. The passage of the Sarbanes-Oxley Act of 2002 has significantly increased the burden on these employees of preparing the necessary information, which burden is in addition to their responsibilities for the Registrant's ordinary business operations. As a result, those employees have not been able to prepare the necessary information to be included in the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

      Mark L. Miller                   615                    726-5740
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      (Name)                       (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

                                           [X]   Yes             [ ]  No

     (3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [ ]   Yes             [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.



                                   SIGNATURES

                            BG FINANCIAL GROUP, INC.
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                (Name of Registrant as Specified in Its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                       By:/s/J. Robert Grubbs
                                          --------------------------------------
                                          J. Robert Grubbs
                                          President and Chief Executive Officer

Date: August 15, 2005



                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).






























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